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(212) 506-2500
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REB D. WHEELER
Direct Dial (212) 506-2414
Direct Fax (212) 849-5914
rwheeler@mayerbrownrowe.com

May 12, 20



03050891

By UPS

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Schwarz Pharma AG (File No. 82-4406)

Dear Sir or Madam:

Enclosed herewith are the following documents, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. First Quarter Report 2003.
2. Press Release, dated May 9, 2003.
3. Press Release, dated May 13, 2003.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2414 in connection with this matter. Thank you for your assistance.

Sincerely,

Reb D. Wheeler

Encl

cc: Antje Witte
Schwarz Pharma AG
Philip O. Brandes

17140866 02970609

File No. 82-4406

1st Quarter Report 2003

SCHWARZ
PHARMA

SCHWARZ PHARMA – Highlights

- ***Sales: € 468.1 million***

  In the first quarter of 2003, sales of the SCHWARZ PHARMA Group rose by 152.3% to € 468.1 million. Adjusted for currency fluctuations, the sales increase was 194.9%. Sales in European markets reached the level of the previous year with € 119.9 million. Driven by the launch of generic omeprazole, U.S. sales increased significantly by 511% to € 337.4 million. In Asia net sales rose by 26.1% to € 6.3 million.

- ***Net income: € 54.6 million***

  SCHWARZ PHARMA achieved an increase of the Group net income from € 4.7 million to € 54.6 million. Corresponding earnings per share were € 1.22.

- ***Outlook: increased sales and income expectations for 2003***

  SCHWARZ PHARMA is now expecting a sales volume of € 1.9 billion and net income for the year in the amount of € 250 million - at current average exchange rate of the U.S. Dollar.

- ***R&D: Two projects in phase III***

  All six development projects in the indications neurology and urology are proceeding according to plan. With fesoterodine, for the treatment of overactive bladder, and rotigotine CDS, for the treatment of Parkinson's disease, two projects are already in phase III. A phase IIb study with rotigotine CDS for the treatment of restless legs syndrome started in April.

Sales Development January – March 2003:
Sales: € 468.1 million

In the first quarter of 2003, sales of the SCHWARZ PHARMA Group rose by 152.3% to € 468.1 million. Adjusted for currency fluctuations, particularly the U.S. Dollar, but also the British Pound Sterling and the Polish Zloty, the sales increase was 194.9%. The development of sales in the pharmaceutical business was as follows:

Europe

In spite of aggravated competitive conditions and state-mandated prices, the SCHWARZ PHARMA Group was able to maintain its overall sales levels on the European markets. European sales rose to € 119.9 million as compared to € 119.7 million in the previous year (+0.1%).

Due to state mandated rebates of 6% on innovative drugs and significant stock reductions at the wholesaler level, sales in the German market declined by 4.4% to € 48.6 million. Innovative, patented products like the anti-asthma drug Atmadisc® (salmeterol xinafoate; €7.5 million; +35.3%), the gastrointestinal agent Rifun® (pantoprazole; € 8.7 million; +9.4%), and the anti-hypertensive drug Provas® (valsartan; € 5.9 million; +24.3%) proved to be very successful. In France, sales rose by 4.4% to € 12.1 million. Sales in Great Britain declined by –1.3% to € 8.0 million: however, adjusted for currency effects they rose by 7.5 %. Under the influence of state-mandated price reductions, Italian sales decreased by 3.8% to € 13.7 million. In Spain SCHWARZ PHARMA sales increased by 7.1% to € 10.0 million. Exchange rate effects also influenced Polish sales, which declined by 10.1% to € 6.5 million. After currency adjustments, sales in Poland rose by 4.1%. With a double-digit growth rate of 13.9%, the remainder of Eastern Europe and the export business were able to increase sales to € 21.0 million and essentially compensated for sales declines.

Breakdown of sales by region


Asia
1%
Other Europe
12%
Germany
15%
USA
72%

USA/Asia

Sales in the USA have expanded considerably: driven by the generic drug omeprazole, sales in the U.S. rose by 511% to € 337.4 million. Calculated in U.S. Dollars, the growth rate was approximately 648% and amounted to US$ 361.9 million. In addition to the generic drug omeprazole, which reached a sales volume of US$ 303.5 million or € 283.0 million, the branded business continued its growth, primarily driven by the cardiovascular products Verelan® PM (verapamil HCL; €11.5 million;+38.0%) and Uniretic® (moexipril HCTZ; € 4.7 million; +34.5%).

Sales of the SCHWARZ PHARMA affiliates in Asia rose by 26.1% to € 6.3 million.

SCHWARZ PHARMA AG and Affiliates

Income Statement (€ million)	Jan. - March 2002	Jan. - March 2003	Change in %
Net Sales	**185,5**	**468,1**	**152,3%**
Cost of goods sold	72,6	92,4	27,3%
Gross profit	112,9	375,7	232,7%
Selling, general and administrative expense	75,5	144,4	91,4%
Research and development expense	24,7	31,2	26,4%
Amortization of intangible assets	8,4	8,3	-1,7%
Impairment expense FAS 142/144	0,0	26,9	n.s.
Other operating income (expense) - net	1,9	(54,8)	n.s.
Operating result	**6,3**	**110,1**	**> 100%**
Financial result	(2,0)	(1,4)	> 100%
Other income (expense) - net	2,9	3,6	24,7%
Income before income taxes and minority interest	**7,2**	**112,3**	**> 100%**
Taxes on income	2,6	57,7	> 100%
Minority interest	(0,2)	(0,0)	-91,9%
Net income	**4,8**	**54,6**	**> 100%**
Earnings per share* in €	0,11	1,22	
EBITDA (excluding one-time effect)	23,1	148,4	> 100%
EBIT (excluding one-time effect)	9,5	140,1	> 100%
Number of shares			
*Annual average, million units	43,987	44,725	1,7%
Annual average, diluted, million units	43,987	46,115	4,8%
Basis, March 31, million units	43,987	44,725	1,7%

Earnings Development January - March
Net income: € 54.6 million

In the first quarter of 2003 gross profit improved by 232.7% to € 375.7 million and thus improved at a faster rate than sales. This was primarily attributable to the marketing of the generic drug omeprazole.

Selling, general and administrative expenses increased by 91.4% to € 144.4 million. This was essentially due to licensing and legal consulting fees associated with generic omeprazole, marketing activities in Germany, France and Spain and higher personnel cost.

Research and development expense grew by 26.4% to € 31.2 million. This resulted from the advanced development activities of the SCHWARZ PHARMA Group. Two projects are already in clinical phase III: rotigotine CDS, a patch for the treatment of Parkinson's Disease, and fesoterodine for the treatment of overactive bladder/urinary incontinence. In addition, three projects are in phase IIb: Harkoseride for the treatment of diabetic neuropathic pain and epilepsy, and rotigotine CDS for the treatment of restless legs syndrome. Additionally, a project for the therapy of benign prostate hyperplasia is in phase I development.

Amortization of intangible assets went down slightly by 1.7% to € 8.3 million. Due to the sale and the divestiture of two non-strategic product lines in the U.S. an impairment loss according to FAS 142/144 was included in depreciation of product rights. This divestiture allowed production resources for the generic drug omeprazole to be expanded already at the end of March.

Other operating expense amounted to € 54.8 million. An essential part of the expenditures was due to third party sharing (Andrx and Genpharm) of earnings from omeprazole.

The first quarter operating result of 2003 thus increased by more than € 100 million to € 110.1 million, after € 6.2 million in the first quarter of the previous year. This positive performance is exclusively attributable to the strong growth in the U.S. market.

Due to a decreased use of debt, the financial result improved from -€ 2.0 million to –€ 1.4 million.

Other income rose due to currency-exchange gains from derivative hedging instruments by 24.7% to € 3.6 million.

The income before taxes in the first quarter of 2003 reached the amount of € 112.3 million, which is more than € 100 million over the amount of the same quarter in previous year. Taxes on income rose to € 57.7 million as consequence of the profits that primarily had to be declared in the United States, compared to € 2.6 million in the first quarter of 2002. As a consequence of the non-tax deductible impairment losses for product rights, the tax rate rose to 51%. Adjusted for these one-time impairment losses, the tax rate is at the same level as in the previous year.

Consequently, the net income for the first quarter of 2003 was € 54.6 million as compared to € 4.7 million in the first quarter of 2002. Basic earnings per share were € 1.22.

The number of shares outstanding amounted to 44.725 million.

The number of shares with consideration for purchase options ("diluted") was 46.115 million, with diluted earnings per share of € 1.18.

SCHWARZ PHARMA AG and Affiliates

Cash Flow Statement *(€ million)*	Jan. - March 2002	Jan. - March 2003	Veränd. in %
Cash Flow from Operating Activities	6,0	(26,1)	n.s.
Cash Flow used in Investing Activities	(6,9)	(7,3)	5,8%
Cash Flow used in by Financing Activities	(1,3)	(40,8)	> 100%
Effects of exchange rates	0,2	(4,1)	n.s.
Changes in cash and cash equivalents	**(2,0)**	**(78,2)**	**> 100%**
Cash and cash equivalents at beginning of period	32,3	161,3	> 100%
Cash and cash equivalents at end of period	**30,3**	**83,1**	**> 100%**

Balance Sheet

(€ million)	Dec. 31 2002	March 31 2003	Change in %
Current Assets			
Cash and cash equivalents	161,3	83,1	-48,5%
Marketable securities	3,7	3,6	-4,1%
Accounts receivable, less allowance	148,0	321,9	> 100%
Inventories	94,1	129,2	37,3%
Other current assets	35,0	48,3	38,0%
Total current assets	442,1	**586,1**	**32,6%**
Property, plant and equipment	172,0	167,4	-2,7%
Goodwill and other intangible assets	295,2	243,8	-17,4%
Long-term investments and other assets	107,3	102,7	-4,3%
	1.016,6	**1.100,1**	**8,2%**
Liabilities			
Short-term debt and current portion of long-term debt	62,5	23,5	-62,5%
Other current liabilities	288,4	374,3	29,8%
Total current short-term liabilities	**350,9**	**397,7**	**13,3%**
Long-term debt	83,8	82,0	-2,1%
Pension and other non-current liabilities	51,6	50,2	-2,7%
Shareholders' equity	530,4	570,1	7,5%
	1.016,6	**1.100,1**	**8,2%**
Number of employees (due date)	3.744	3.843	2,6%

Statement of Cash Flows and Balance Sheet

Cash used in operating activities was € 26.1 million. Liquid funds were reduced because of the numerous payment obligations of SCHWARZ PHARMA arising from the omeprazole launch in December 2002, such as licensing fees, third-party profit shares and taxes, which were paid in the first quarter of 2003.

Cash flow used in investing activities reached € 7.3 million, after € 6.9 million in the same quarter of the previous year. SCHWARZ PHARMA invested € 4.7 million (€ 7.2 million) in tangible assets, especially in the expansion of the omeprazole production capacities. Approximately € 3.1 million (€ 1.4 million) was spent on intangible assets, particularly product rights. This outflow was partly compensated by inflow from the sale of a product right in Spain in the amount of € 0.5 million.

Cash flow used in financing activities was € 40.8 million, after € 1.3 million in the quarter of the previous year. The short-term debt of the SCHWARZ PHARMA Group was significantly reduced by 76.0% from € 50.9 million to € 12.2 million.

Compared to the status at the beginning of the year, liquid funds were therefore reduced from € 161.3 million to € 83.1 million by the end of the first quarter.

Shareholders' equity increased by 7.5% to € 570.1 million; at 51.8%, the equity ratio remained nearly unchanged compared to the year-end of 2002. The balance sheet total rose by 8.2% to € 1,100.1 million by March 31, 2003.

In the first quarter of 2003 the number of employees rose by 99 to 3,843. The newly hired staff members are primarily employed in production and in clinical development.

Outlook: Increased sales and income expectations

The SCHWARZ PHARMA Group expects a sales volume of € 1.9 billion and net income for the year in the amount of € 250 million in 2003, at current average exchange rate of the U.S. Dollar.

R&D: Two phase III projects

The development pipeline of SCHWARZ PHARMA comprises six projects in clinical development in the indications of neurology and urology. On February 19, 2003 a comprehensive presentation of all pipeline products was held at an analysts' conference.

The multinational phase III clinical study program with the Parkinson's patch rotigotine CDS is making good progress. Patient recruitment is basically finished. The results should be available in the first quarter of 2004 and marketing applications are planned for the end of 2004.

Studies of phase IIb for the indication restless legs syndrome (RLS) are due to start these days. A total of 250 patients will be treated in double-blind, placebo-controlled tests for four weeks. The results should be available in the third quarter of 2004.

The results of the phase II project with the compound harkoseride for the treatment of neuropathic pain are promising: a double-blind, placebo-controlled study on diabetic neuropathy, a chronic pain condition that occurs with great frequency, has demonstrated a significant reduction of pain symptoms with good tolerance. The phase IIb-study program will start in the forth quarter of 2003.

The results of the phase IIb, double-blind and placebo-controlled studies with harkoseride for the treatment of epilepsy should be available in the third quarter of 2004.

Fesoterodine, a compound for the treatment for overactive bladder/urinary incontinence, demonstrated a significant dose-related reduction of symptoms in double-blind, placebo-controlled phase IIb studies and was well tolerated by patients. Fesoterodine entered clinical phase III with studies starting in the fourth quarter of 2003.

Studies of clinical phase I are currently in progress with the compound SPM969 for the treatment of benign prostate hyperplasia. The study program of phase IIb is scheduled to begin in the first quarter of 2004.

Financial Calendar

May 13, 2003	*Annual Meeting of Shareholders*
July 28, 2003	*2nd Quarter Report 2003*
October 27, 2003	*3rd Quarter Report 2003*
February 19, 2004	*4th Quarter Report 2003; Analysts' conference*

SCHWARZ
PHARMA

Our annual report and additional information are available on the Internet at:
www.schwarzpharma.com

Corporate Communications
SCHWARZ PHARMA AG
Alfred-Nobel-Straße 10
40789 Monheim
Germany

Phone +49-(0)2173-48-1377 and -1238
Fax +49-(0)2173-48-1856
Email info@schwarzpharma.com

Antje Witte, Investor Relations
Phone +49-(0)2173-48-1866
Email antje.witte@schwarzpharma.com

News

SCHWARZ
PHARMA

Antje Witte
Tel: +49 - 2173 – 48 – 1866
Fax: +49 - 2173 – 48 - 1856
E-mail: antje.witte@schwarzpharma.com

CORPORATE COMMUNICATIONS
Alfred-Nobel-Straße 10
40789 Monheim, Germany
Internet: www.schwarzpharma.com

May 9 2003

SCHWARZ PHARMA Reiterates Year-end Outlook

SCHWARZ PHARMA remains confident in achieving a 2003 net income of Euro 250 million. This outlook is unaffected by the potential launch of a generic version to its Univasc® in the U.S. market.

After an announcement by TEVA the launch of a generic version to Univasc could be imminent. This development follows a recent summary judgment by a U.S. district court that such generic does not infringe the Univasc® formulation patent, which covers Univasc® until 2007. SCHWARZ PHARMA, after reviewing the summary judgment, is appealing the decision and is confident that it will be reversed.

Univasc® (moexipril) had 2002 sales of US$ 45.6 million (+ 6.6%). A negative impact on the rapidly growing combination product Uniretic® (moexipril/hydrochlorothiazide) with 2002 sales of US$ 13.2 million (+ 61.9%) is not expected.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. The company is investing in development projects targeting diseases such as Parkinson's, restless legs syndrome, epilepsy, neuropathic pain, overactive bladder sayndrome and BPH. In 2002 SCHWARZ PHARMA achieved sales of € 964 million. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG (SRZG.) are traded on the Frankfurt and Duesseldorf stock exchanges.
For more information, please see our web site: www.schwarzpharma.com

This press release contains forward-looking statements based on current plans, estimates and beliefs of the management of Schwarz Pharma AG. Such statements are subject to risks and uncertainties that may cause actual results to be materially different from those that may be implied by such forward-looking statements contained in this press release. Important factors that could result in such differences include: changes in general economic, business and competitive conditions, effects of future judicial decisions, changes in regulation affecting Schwarz Pharma AG, exchange rate fluctuations and hiring and retention of its employees.

NEWS

SCHWARZ
PHARMA

From:	Antje Witte	CORPORATE COMMUNICATIONS
Tel:	+49 2173 48 1866	Alfred-Nobel-Straße 10
Fax:	+49 2173 48 1856	40789 Monheim, Germany
E-mail:	antje.witte@schwarzpharma.com	Internet: www.schwarzpharma.com

May 13, 2003

The new look of SCHWARZ PHARMA

SCHWARZ PHARMA will introduce its new corporate design at the shareholders' meeting on May 13 in Duesseldorf, Germany. International expansion and the transformation to an innovative pharmaceutical company has lead not only to a new formulation of the corporate identity, but also to a revision of the visual appearance. The progress of the company will be visible both externally and internally through the new corporate design.

"It was important that our strategy and our corporate culture were defined in a clear and definitive statement that integrated our existing values and the way we see ourselves. Consequently, we want to give the SCHWARZ PHARMA-Group a new global and corporate look," said Patrick Schwarz-Schütte, CEO SCHWARZ PHARMA AG.

The corporate design combines the elements of logotype, colors and typography. Most important is the re-designed company logo. It represents the identity of SCHWARZ PHARMA, especially the mission and the values that the company has set itself.

In true international spirit, the corporate design was developed in cooperation with all members of the SCHWARZ PHARMA-Group. From now on the design will be consistent across all companies of the Group. The new look includes the company logo, stationery, annual report, and an updated internet presence: www.schwarzpharma.com.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. In 2002 the company achieved global sales of € 964 million, thereof 75% on international markets outside Germany. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain, overactive bladder syndrome and benign prostatic hyperplasia. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our web site: www.schwarzpharma.com
Corporate Communications: Antje Witte, Tel: +49 2173 48 1866